UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson COVID-19 and current trading update
23rd March 2020

As we manage the impact of the COVID-19 (coronavirus) pandemic on our business, and with the likelihood of prolonged uncertainty, the Pearson Board has decided it is prudent to pause our share buyback. As we announce this decision, we are also providing an update on the impact on trading, along with the measures we are taking to mitigate these impacts and satisfy the significant uptake in demand for online learning. These actions are underpinned by our strong financial position, with significant headroom on liquidity and scope for further cost savings.

Our priority remains the health and safety of our employees, learners and customers. Trading to the end of February was in line with our expectations. Since then, as a result of COVID-19, we are seeing three major trends in our businesses:

1.   Uncertainty in our businesses that rely on learners and staff being able to access physical sites, such as Pearson VUE, the Pearson Test of English, US Student Assessments, Higher Education institutions in South Africa and, to a lesser extent, UK qualifications, which will have a negative impact on Pearson profits.  If the crisis broadens, it could also impact our English franchise business in Brazil. We are making both variable and discretionary cost savings to partially mitigate these impacts and are considering further actions.

2.   A significant uplift in the use of our digital products and services, as we enable our existing courseware and assessment customers to migrate quickly to online learning and testing. This will strengthen and deepen these relationships, and should, in time, accelerate the shift to online learning.

3.   Rapidly growing interest in our Global Online Learning businesses, focused initially on our virtual school offerings, but expected also to include fully online university programmes. We believe that this growing interest should translate into increased billings later in the year and thereafter, although the scale will depend in part on how long the disruption to face to face teaching and learning persists.

Restrictions on access to physical infrastructure

Global Assessment
We are the global leader in developing and delivering high-stakes tests via the world's most comprehensive network of highly secure test centres in over 180 countries. As a result of the outbreak, the majority of Pearson VUE test centres are closed from now until the middle of April. We are evaluating local regulations around re-opening sites to address essential testing services such as for health care workers. It is estimated that the financial impact of these closures will be to reduce 2020 operating profit by approximately £25m to £35m. If closures last longer than the period announced above, then we would expect an operating impact of similar scale for each additional month partially offset by cost actions we would take. Tests run throughout the year providing time for pent up demand to strengthen the performance once the test centres are re-opened. We are also working with clients who are able to take advantage of our VUE online proctoring offering.

We are the largest provider of educational assessment services for schools in the US through our US Student Assessment business. With the acceleration of the spread of COVID-19 across the US we have seen a number of states and boards deciding to postpone or waive testing for the academic year. To date, we have seen test cancellations which impact our 2020 operating profit by around £15m after mitigating actions. We believe there is risk of further state test cancellations which could have a similar impact on profit.

International
In the UK, Pearson offers academic and vocational qualifications including GCSEs, A Levels and BTECs. The UK Government has closed UK schools and announced that the high stakes exams which usually take place in May and June will be cancelled this academic year. We continue to work closely with the Department for Education, Ofqual and the other awarding bodies to implement the plan announced by the UK Government on Friday and support teacher assessment to ensure students receive the qualifications they deserve. In line with the agreed approach we will continue to award qualifications and provide the opportunity to sit exams later in the year and expect any impact on profits to be modest.

We have seen impacts from closures of schools in China and Italy but the financial impact is modest, given the size of our businesses in these countries. The impact to sales of products in other regions is uncertain, especially given that the period for which educational institutions may be closed is unclear, and our sales periods are seasonal.

Uplift in the use of digital products and services

Pearson has continued to make an array of digital learning tools, services and resources available to students, educators and parents affected by COVID-19 school, college and university closures. To find out about more of the things we are doing click here.

Rapidly growing interest in Global Online Learning

The disruption created by COVID-19 is moving many to investigate full time digital learning for the first time.

Connections Academy, our Virtual School's business, is seeing strong increases in application volumes for the current 19/20 school year.  For those schools which are still open for enrollment, we've seen over 2,000 new applications since early March, compared to around 750 applications for the prior school year. A number of schools which had closed enrollment are re-opening.  We are seeing many administrators and educators reach out to discuss large scale solutions for virtual schooling as well as potential interest from new states which have not previously considered virtual schooling as a choice for students.

In Online Program Management, we are confident that our high quality, well designed programmes will be highly attractive in a market for online learning that should see stronger growth as a result of the current crisis.

Cost savings

Following the completion of the 2017-2019 restructuring programme, Pearson is a more efficient company than ever before. This allows us to act with agility to ensure our cost base remains appropriate in challenging trading conditions. We have already identified actions to reduce operating expenditure and discretionary spend to partially mitigate the potential impact from COVID-19 and we are actively exploring further efficiencies. We are also exploring whether we qualify for governmental relief in key territories, as a result of the closure of schools and testing centres.

Strong financial position

Pearson has significant financial headroom. We are working to protect our cash flow and are pro-actively managing our working capital. At the end of February, the Company had approximately £1bn in total liquidity immediately available from cash and our Revolving Credit Facility, and we are looking at all options to further maximise liquidity. Our balance sheet is strong, we have low levels of net debt (with leverage of 1.3x net debt/EBITDA post IFRS 16 at the end of 2019) and significant headroom against our covenants*.

Given current circumstances, the Board believes it is prudent to pause our share buyback until further notice. Approximately £167m million of the £350m share repurchase programme has been completed to date.

This year's planning was undertaken using exchange rates as at 31 December 2019 with a GBP:USD rate of 1.32. A 5c change to this rate typically impacts adjusted operating profit by c.£20m-£25m. The current GBP:USD rate is 1.16.

Summary

While we are experiencing unprecedented times as a result of COVID-19, we have a diversified business with a presence in multiple geographies, a strong balance sheet with relatively low net debt, and we are taking immediate measures to contain our costs and protect our financial position. In the longer term the growing interest in digital products and online learning mean Pearson is well-placed given the investment we have made in this space.

We will continue to monitor the situation closely and will update the market further as appropriate. We are taking every step to secure future value for all our stakeholders.

The Board remains confident of the long term strategy of Pearson and is encouraged by the growing importance of its global leadership in online learning.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014.

* Pearson's revolving credit facility includes two covenants testing net debt/EBITDA and interest cover both on a pre IFRS16 basis at a maximum of 4 x net debt / EBITDA and a minimum of 3 x interest cover.

Contacts
Investor Relations	Jo Russell Anjali Kotak	07785 451266 07802 890724
Media	Tom Steiner Gemma Terry	07787 415891 07841 363216
Brunswick	Charles Pretzlik, Nick Cosgrove, Simone Selzer	0207 404 5959

Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearson.com/corporate/investors.html). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 23 March 2020
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary